Exhibit 21.1

LIST OF SUBSIDIARIES OF
SMARTPAY EXPRESS, INC.

1.      Eastern Concept Development Ltd., a company organized and existing under the laws of Hong Kong SAR of the People’s Republic of China

2.      Eastern Concept Corporate Consulting (Shenzhen) Limited, a company organized and existing under the laws of the People’s Republic of China

3.      Foshan Wanzhi Electron S&T Company Limited., a company organized and existing under the laws of the People’s Republic of China